SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO LOWER CHECKED BAG FEES (& RAISE SIZE ALLOWANCE) TO ELIMINATE BOARDING DELAYS

NON-PRIORITY CUSTOMERS MUST PUT 2ND (BIGGER) BAG IN HOLD (FREE OF CHARGE) FROM NOVEMBER

Ryanair, Europe's No 1 airline, today (6 Sep), as part of its "Always Getting Better" programme announced new reduced checked bag fees (and increased check-in bag sizes) to encourage more customers to check in bags and reduce the number of customers with 2 bags at the boarding gates. As too many customers are availing of Ryanair's improved 2 free carry-on bags service, and with high load factors (97% in August) there is not enough overhead cabin space for this volume of carry-on bags, which is causing boarding/flight delays.

To encourage more customers to check-in some bags and reduce the volume of carry-on bags, Ryanair will introduce the following bag policy changes on all flights from 1st November next:

●    The check-in bag allowance will increase from 15kg to 20kg for all bags
●    The standard check-in bag fee will be cut from €/£35 to €/£25 for this 20kg bag
●    Only Priority Boarding customers (including Plus, Flexi Plus & Family Plus) will be allowed to bring two carry-on bags on the aircraft*
●    All other (i.e. non-priority) customers will only be allowed to bring one smaller carry-on bag on board the aircraft, while their second (bigger) wheelie bag must be placed in the hold (free of charge) at the boarding gate.

Ryanair's Kenny Jacobs said:

"These bag policy changes will cost Ryanair over €50m p.a. in reduced checked bag fees. However, we believe offering bigger bags at reduced fees will encourage more customers to consider checking-in a bag, which will reduce the high volume of customers we have with 2 carry-on bags at the boarding gates, which is causing flight delays due to large numbers of gate bag and cabin bag offloads.

We hope that by restricting non-priority customers to one small carry-on bag - their wheelie bag must be placed in the hold, free of charge at the boarding gate - this will speed up the boarding of flights and eliminate flight delays being caused by not having sufficient overhead cabin space on busy flights to accommodate over 360 (182 customers x 2 bags) carry-on bags.

These lower bag fees and increased bag size allowances will come into play for all bookings for travel after 1st November, and we hope our customers will enjoy the savings of our new simplified bag policy."

* Priority Boarding can be purchased for just €/£5 at the time of booking or added to a booking for €/£6 and is available up to one hour prior to scheduled departure.

ENDS

For further information
please contact:	Robin Kiely	Piaras Kelly
	Ryanair DAC	Edelman Ireland
	Tel: +353-1-9451949	Tel: +353-1-6789 333
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 September, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary